EXHIBIT 99.1 - Patent Valuation Summary, Steve Weeks, PhD,
               First Principals, Inc.

Excerpted from a Patent Valuation Report by Steve Weeks, Ph.D., First Principals, Inc., 1768 East 25th Street, Cleveland, OH 44114.

                          EXECUTIVE SUMMARY

Signal Advance (SIGNAL ADVANCE) has developed and filed patents for a system for advancing the detection of electrical signals from medical devices to accelerate the timing of their response to medical events. First Principals, Inc. (FPI) has been engaged to provide an approximate valuation for the subject Intellectual Property.

In this document, FPI will establish the estimated current value of:

    US Patent Application "Utility and Method for the Application of Negative Group Delay (NGD) Bandpass Amplification to Analog Wave-Form Signal Detection, Acquisition and Processing for the Purpose Of Control, Reinforcement, Intervention, Amelioration, Enhancement Suppression of Processes Underlying the Detected Signal".

Technology: The technology represents a significant advance in the ability to react quickly to biomedical electrical signals, enabling more rapid intervention than is currently possible. There appear to be no competing technologies at this time.

Intellectual Property: SIGNAL ADVANCE's patent application represents a new and unique application of the concept of "signal advance" to medical applications. The patent is seminal in concept. No other patents were discovered that prevent SIGNAL ADVANCE from practicing its technology, or that offer superior solutions to the issues addressed by SIGNAL ADVANCE.

Market: The addressable market for SIGNAL ADVANCE totals approximately $3 billion in 20 years time, to be penetrated to levels of ~4% with slow initial impact. SIGNAL ADVANCE will compete based on superior technology and performance, across a range of products.

VALUE: Including the projected, risk-adjusted licensing royalties, we project A NET PRESENT VALUE OF UP TO ~$10.4 MILLION. This valuation will increase rapidly as the technology is proven and then successfully applied to products in this very large market.

Markets projected in the above scenarios are highly speculative. These markets are unproven, as the technology is only recently being introduced. Valuations are intended for planning purposes only.

N.B. THE ABOVE VALUATION IS ONLY AN ESTIMATE WITH NO GUARANTEES OF FUTURE OUTCOME. IT IS, HOWEVER, DELIBERATELY CONSERVATIVE. WE HAVE INCLUDED ONLY THOSE MARKET SECTORS FOR WHICH RELIABLE DATA CAN BE CITED. WE HAVE USED CONSERVATIVE ESTIMATES OF MARKET SHARE AND OF MARKET GROWTH RATES. THERE
MAY BE A NUMBER OF OTHER MARKET SEGMENTS ACCESSIBLE BY THE SUBJECT PATENTS, AS NOTED IN THE TEXT. THEIR ADDITION WOULD ADD TO THE STATED VALUE. THUS, WE REGARD THE ABOVE VALUE AS A CONSERVATIVE VALUE FOR THE PATENT(S).

The significant element of this concept is the ability to temporally advance electrophysiological waveforms potentially resulting in earlier or more rapid detection of anomalous activity which may facilitate more effective and potentially proactive ameliorative intervention.


Key SIGNAL ADVANCE Technology Features
--------------------------------------

The SIGNAL ADVANCE system offers the unique feature or:

* The ability to advance the detection of electrical signals in real time


Key SIGNAL ADVANCE Technology Benefits

SIGNAL ADVANCE technology provides a significantly superior Tee Box experience:

* The ability to detect the onset of anomalous ECG and other medically important waveforms at an earlier time than currently possible

* The ability to use this information for earlier intervention in medically harmful situations.

The system can be deployed in

* Cardiology (pacemakers, defibrillators, etc.)

* Neurology (epilepsy, pain management, etc.)


State of Development of the Technology
--------------------------------------
The technology covered by the subject patents is in the development process. SIGNAL ADVANCE has developed several product concepts based on the technology as described above.


Competing Technologies
----------------------
Current competition arises from standard methods of detecting and processing medically significant electrical signals in cardiology and neurology. It is accepted in medical practice that rapid response is valuable, but current devices rely on delayed signal detection characteristic of current technology.

These opportunities are further described in the "Product and Market Opportunities" section and APPENDIX D of this report.

SUMMARY:
-------
The technology represents a significant advance in the ability to react quickly to biomedical electrical signals, enabling more rapid intervention than is currently possible. There appear to be no competing technologies at this time.

INTELLECTUAL PROPERTY OVERVIEW

The technologies on which the SIGNAL ADVANCE products are based are subject to the following US Patents:

* US Patent Application "Utility and Method for the Application of Negative Group Delay (NGD) Bandpass Amplification to Analog Waveform Signal Detection, Acquisition and Processing for the Purpose of Control, Reinforcement, Intervention, Amelioration, Enhancement, Suppression of Processes Underlying the Detected Signal"

Details of these patents are described in APPENDIX A, Core Intellectual
Property.

The patent application represents a new technique whereby a signal from a medical device (e.g. a pacemaker or defibrillator) could be detected at an earlier stage, enabling intervention more quickly. The patent is invented by Chris Hymel.

Key Features of the SIGNAL ADVANCE IP
-------------------------------------
The innovation represents
* The ability to detect the onset of anomalous ECG and other medically important waveforms at an earlier time than currently possible

* The ability to use this information for earlier intervention in medically harmful situations.


Patent Trends
-------------
The table below summarizes some of the types of searches performed for subjects that are similar to the SIGNAL ADVANCE technology. Results shown are illustrative of the nature of patent activity in cardio treatment and related technology.

The numbers show that the number of patents in the field of


Publication   Pat Class  Negative Group  Tachycardia    Anti-    Coverage
               "Cardi$"     Delay                    Tachycardia   (*)

Granted          2,146        39             390         49      1976 -
                                                                 4-Dec 07

Pub. Apps.       1,557        25             164         41      2001-
                                                                 6 Dec 07

(*) US PTO updates its issued patent database on Tuesdays, therefore December 4 is the latest update searched for issued patents. Similarly, published applications are uploaded on Thursdays; therefore December 6 is the latest date searched for published applications.

In addition, there were 68 issued patents and 164 published patent applications containing the word "neurostimulation" or "neurostimulator" in the abstract. The larger number of patent applications indicates that the field is growing rapidly.

Competing Patents
-----------------
First of all, there were NO PATENTS FOUND THAT LINKED THE CONCEPT OF "SIGNAL ADVANCE" TO APPLICATIONS IN CARDIOVASCULAR OR NEUROSTIMULATION APPLICATIONS. Most of the patents in the search reflect various aspects of the intersection of electronics and medical devices. They included various concepts in prevention of tachycardia in particular. The patents of high relevance are described further in APPENDIX B.

Other searches performed included combinations of classification and term searches, for instance. These and other techniques retrieved lists of literally hundreds of patents in the general area of cardiology.

When the specifically-claimed aspect of the present innovation was searched, the following patents were identified:

* US Patent 7,277,750 "Method and apparatus for anti-tachycardia pacing and defibrillation" describes in particular the need for more rapid signal detection and response in treating tachycardia.

* US Patent 7,171,268 "Implantable cardiac stimulation device providing accelerated defibrillation delivery and method" describes a method of accelerating delivery of defibrillation signals from an implanted medical advice to the heart.

Other patents were identified which deal with other aspects of implantable medical devices, but none cite the use of "signal advance" techniques to achieve their goals.

Summary
-------
SIGNAL ADVANCE's patent application represents a new and unique application of the concept of "signal advance" to medical applications. The patent is seminal in concept. No other patents were discovered that prevent SIGNAL ADVANCE from practicing its technology, or that offer superior solutions to the issues addressed by SIGNAL ADVANCE.

PRODUCT AND MARKET OPPORTUNITIES

Implantable Medical Devices Market
----------------------------------

The SIGNAL ADVANCE system can be applied to
       * Implantable cardiovascular devices
         - Pacemakers
         - Defibulators
         - Anti-tachyarrhythmia devices

       * Implantable neurostimulator devices
         - Pain control
         - Epileptic therapy


The Implantable Medical Devices (IMD) Market:

In 2004, there were approximately 2.4 million patients with pacemakers and 460 thousand with ICD's, these numbers are expected to increase at annual rate of 5% and 14-22%, respectively. The earliest pacemakers stimulated at a constant rate, so did not adjust for varying physiological demands or normal, organic activation, potentially stimulating during a naturally occurring T-wave thus potentially causing tachycardia or fibrillation. The use of integrated circuits to sense atrial/ventricular signals and programmable functionality in "demand" type pacemakers and later improvements including the use of microprocessors, allowed for dual-lead placement, sensing and stimulation. More recent advances resulted in the development of cardiac resynchronization therapy (CRT), implantable cardioverter defibrillators
(ICD), improved rate-response (adaptive) pacing algorithms, as well as, a number of other improvements which have enhanced electro-physiologically-relevant pacing. Recent investigations have focused on the application of cardiac pacing technology the management of atrial fibrillation. While the pacing technology has improved significantly, the current sensing technology must still detect at least two consecutive heartbeats to determine the current heart rate (more to be more accurate) and then execute a necessarily delayed response. However, atrial anti-tachycardia therapies are most effective the earlier the delivery following onset.

With the application of "Signal Advance" amplification may be possible to "pre-" detect a heart beat determine its rate relative to the previous detection and deliver an appropriate stimulation response during that same beat. Further, this response could potentially suppress an anomalous electro-cardiac signal and by exploiting constructive interference.

According to industry resurces, the US medical implant industry currently generates some $23 billion annually. This includes microelectronics, specialty metals, polymers, elastomers, biologicals and pharmaceuticals, ceramics) and type (e.g., cardiac, orthopedic, breast, ophthalmic, neurological, drug, urological, cochlear, dermal/tissue).

Analysts estimate the worldwide CRM (Cardiac Rhythm Management) market, comprised of pacemakers and implantable defibrillators, exceeded $8 billion in 2005 and is estimated to be ~$11 billion in 2007.

Medtronic, Johnson & Johnson, Guidant, Boston Scientific, Stryker, Zimmer, St. Jude Medical, Biomet, Smith & Nephew, and WL Gore are some of the more significant players.

Additional Market Opportunities
-------------------------------
In addition to applications in Cardiac care, the "signal advance" technology with have impact on neurology through neurostimulator devices. However, these applications are sufficiently far in the future, and will require such significant development, that their contribution will be small. In the valuation calculation of APPENDIX E, the distant future timeframe multiplied by very high risk factor reductions, render the value of future revenues discounted to present value to be very small.

Competition
-----------
Further challenging SIGNAL ADVANCE's overall sales will be competition from current technology and the step-wise advances it will achieve in the next decade or so. SIGNAL ADVANCE's impact will be as an add-on to these existing technologies in enhancing their future value.

Industry Participants
---------------------
The world's largest ...

APPENDIX D is a list of companies with vested interest in the IMD industry. These companies would have particular interest in SIGNAL ADVANCE's technology and assets.

Market Available to SIGNAL ADVANCE:
-----------------------------------

SIGNAL ADVANCE's technology will likely be suitable for only a fraction of the products sold into the above applications. We see the immediate benefit of SIGNAL ADVANCE in Anti-tachycardia applications, and eventually in treating epilepsy. In other applications, the impact is likely to be smaller.

Cardio: if ~20% of cardio IMDs are used for the treatment of anti-tachycardia, and if the contribution of SIGNAL ADVANCE to the success of products in this segment is ~10%, then SIGNAL ADVANCE could expect to earn some 2% = 20% X 10% of that $11 billion market.

Neuro: The worldwide market for implantable neurostimulation devices holds much promise for patients, physicians, device OEMs and investors. While still considered to be in an infant stage the commonly held opinion of venture capitalists, equity analysts and most device companies is that the neurostimulation device market could eventually exceed the market for implantable cardiac rhythm management devices, currently a darling of the medtech sector at $11 billion in revenue. If we estimate that this market will reach such a stage in 15 years or so, we can project some contribution from neurostimulation in to the calculation of present value. Again, SIGNAL ADVANCE would participate in the revenue generated at a level of ~2% or less.

We estimate the current growth rate of Cardio applications to be ~18%, tapering slowly to ~5% in 15 years. We estimate the growth rate of Neuro applications to explode in 5 years to 25%, tapering to ~15% in 15 years. SIGNAL ADVANCE' penetration into these applications would be 100%, as SA has no current competition.


Projecting forward on this basis, we arrive at the following rough figures:

    YEAR                      3         8        13        18        23
    ----                   ------    ------    ------    ------    ------

    Cardio ($millions)     11,000    25,165    36,976    47,192    60,230

        Potential Revenue    $220       503       740       944     1,205

    Neuro ($millions)           0     5,000    15,259    46,566    93,661

        Potential Revenue       0       100       305       931    $1,873
                           ------    ------    ------    ------    ------

    TOTAL ($millions)        $220      $603    $1,045    $1,875    $3,078


These figures are reflected in the Table below and in the Valuation calculation in APPENDIX E.

Summary
-------
The addressable market for SIGNAL ADVANCE totals approximately $3 billion in 20 years time, to be penetrated to levels of ~4% with slow initial impact.

SIGNAL ADVANCE will compete based on superior technology and performance, across a range of products

VALUE ESTIMATION

The following discussion relates the methodology and assumptions used in developing a valuation for SIGNAL ADVANCE US Patent Application in the field of implantable medical electronic devices. The valuation calculation is shown in APPENDIX E.

Methodology
-----------
FPI's value estimation approach will make use of a composite of market data, in combination with sector utilization and penetration estimates, to determine a basis upon which royalty calculations are determined. The process, following procedures accepted by the US intellectual property management community, provides a risk-adjusted, discounted cash flow, net present value, based on the market projections and stage of development risk factors.

For the purposes of this report, value for SIGNAL ADVANCE's device is assumed to be realized through royalty income derived from non-exclusive licenses to US patent application (see APPENDIX A). This is known as the "Relief from Royalty Approach".

This concept is based on the premise that the value of particular intellectual property can be measured by what the exclusive licensee of the property would pay in royalties if it did not own the property and was required to license it from a third party.

Market Projections - For purposes of valuation, FPI uses the market projection figures from the Products and Market Opportunities section, projected out to 2025, the projected life of the patent portfolio
(particularly the new patents).

We have charted the market figures from the table in the Market section onto the projections shown in APPENDIX E, the Valuation Schedule, for each of the market segments discussed. We use the year 2008 as the basis year for Cardio applications and 2013 as the basis year for Neuro applications.

For years 2009-2025, we have projected revenues forward at their average growth rates consistent with projections outlined in the Market section.

Risk - A discount rate is applied to reflect the risk on investment that is appropriate for this type of asset. For instance, "very low risk" would be characteristic of a product made with well-understood technology and sold in response to existing demand.

For the SIGNAL ADVANCE system, we assign a range of risk factors depending on the scenario. We view the SIGNAL ADVANCE Business plan projection as Very High risk, such as making a product not presently sold or even known to exist using unproven technologies. (50-70%).

Ramp-Up Factor - in developing an estimate of the Net Present Value of the technology, we must take into account the time required for the technology to come into use, saturate the available market, and realize revenue. For purposes of this calculation, we have assumed that the technology will take SEVEN years to fully penetrate. The applications in Neurostimulation will not even begin until ~2013 This is reflected in the schedule in APPENDIX E.

Utility Lifetime - it is further assumed that the term for which subject technology will dominate its market segments is limited by two factors. First, the patents have are valid for a period of 20 years from disclosure (filing). The earliest priority date is 2005. We run our calculation through the year 2025 on that basis. Secondly, it is expected that the technology will eventually be displaced by newer, better technology. However, in this case, this seems unlikely, so we continue at 100% penetration throughout the life of the patent.

Royalty Rate - The rule-of-thumb for determining royalty rates is that the owner of the intellectual property is entitled to 25% of the profit earned from its application.

For the SIGNAL ADVANCE system, we assign a conservative royalty rate of 7% for the products and services sold in their business plan. This royalty rate is higher than average (~5%) due to the integration of technology and product design, which makes it unique.

VALUE - Taken in aggregate, the above factors lead to an estimate of the licensing royalty value of the subject entities in this scenario of up to ~$10.4 Million. This figure could be somewhat higher or lower depending upon segment utilization, segment penetration, and royalty rates. Details of this calculation are presented in APPENDIX E, the Valuation Schedule.

As individual values have been calculated for the various applications or market segments, it is interesting to note that the more valuable applications are in Cardio. In comparison, the Neuro applications are of relatively low current value, although their value will grow in time as the technology matures.

Summary
-------
Including the projected, risk-adjusted licensing royalties, we project A
NET PRESENT VALUE OF UP TO ~$10.4 MILLION. This valuation will increase rapidly as the technology is proven and then successfully applied to products in this very large market. Markets projected in the above scenarios are highly speculative. These markets are unproven, as the technology is only recently being introduced. Valuations are intended for planning purposes only.

N.B. THE ABOVE VALUATION IS ONLY AN ESTIMATE WITH NO GUARANTEES OF FUTURE OUTCOME. IT IS, HOWEVER, DELIBERATELY CONSERVATIVE. WE HAVE INCLUDED ONLY THOSE MARKET SECTORS FOR WHICH RELIABLE DATA CAN BE CITED. WE HAVE USED CONSERVATIVE ESTIMATES OF MARKET SHARE AND OF MARKET GROWTH RATES. THERE
MAY BE A NUMBER OF OTHER MARKET SEGMENTS ACCESSIBLE BY THE SUBJECT PATENTS, AS NOTED IN THE TEXT. THEIR ADDITION WOULD ADD TO THE STATED VALUE. THUS, WE REGARD THE ABOVE VALUE AS A CONSERVATIVE VALUE FOR THE PATENT(S).